EXHIBIT 99.1

December 29, 2008

NEVORO INTENDS TO FILE FORM 15F TO TERMINATE SEC REGISTRATION AND
REPORTING OBLIGATION

TORONTO, Canada – Nevoro Inc. (“Nevoro” or the “Company”) (NVR-TSX) announces that it intends to file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of its common shares under Section 12(g) as well as its reporting obligations under Sections 13(a) and 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company succeeded to the reporting responsibilities of Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) (“Aurora”) as a result of a business combination completed on June 10, 2008 whereby Nevoro Platinum Exploration Inc., a wholly-owned subsidiary of Nevoro, and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia). Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

The Company’s board of directors decided to terminate the registration to reduce the administrative workload and costs associated with meeting specific SEC reporting requirements under the Exchange Act, which are in addition to the Company’s reporting obligations under Canadian law.

The Company’s shares will continue to be listed and trade on the TSX under the symbol “NVR”. As a TSX listed reporting issuer, the Company will continue to file its continuous disclosure documents with the applicable Canadian securities regulators. Company filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Nevoro

Nevoro is a TSX-listed exploration and development company focused on the discovery of precious and base metals in the western USA. Nevoro recently completed the acquisition of Aurora Platinum Exploration Inc. and its Stillwater PGE-nickel-copper-cobalt-chromite project in Montana. Nevoro also holds 11 gold and base metal projects in Nevada and Idaho.

For further information:

Nevoro Inc. William Schara
President & CEO
Tel: (416) 363-8238 ext. 224
E-mail: wschara@nevoro.com